Exhibit 99.1

ANGHAMI GOES GLOBAL AS IT BECOMES THE FIRST ARAB TECH COMPANY TO BE LISTED ON THE NASDAQ STOCK EXCHANGE

Abu Dhabi, UAE – February 04, 2022 – Anghami Inc. (“Anghami”) (NASDAQ: ANGH), the leading music streaming platform and service in the Middle East and North Africa, announced today that is has completed its business combination with Vistas Media Acquisition Company (“VMAC”) (NASDAQ: VMAC). Anghami’s common ordinary shares and its warrants will begin trading in the United States on February 4, 2022 on NASDAQ under the tickers “ANGH” and “ANGHW,” respectively.

Eddy Maroun, Co-founder and Co-Chief Executive Officer of Anghami, commented, “Today marks the end of a long journey toward listing on NASDAQ, but also the momentous beginning of our life as a publicly traded company. We are grateful to our investors and partners who have made this possible. We believe that our efforts to take a different approach and challenge the status quo in the streaming world present a great opportunity for fans not only in the region, but also for millions of people around the world who are trying to reconnect with their roots through music. As we embark on this new chapter, we remain as committed as ever to our goal of expanding the Arabic-language music repertoire through new initiatives and innovative concepts such as Anghami Originals, Anghami Labs, live concerts, live radio and branded content.”

Elie Habib, Co-Founder and Chief Technology Officer of Anghami, said: “This is a moment of great pride, not only for Anghami, but for the entire Arab world, as well as for our engineers, builders, creators and partners around the world. We launched in 2012 with the dream of making a valuable difference for users and artists alike, and nearly a decade later, with around 58% of the market share in the Middle East, we have earned a place not only in the industry, but also in the hearts of music lovers across the region. We look forward to continuing our mission to transform the music streaming industry globally by connecting fans and artists and providing a unique streaming experience by focusing on original hyper-local content and an extensive catalog of music and entertainment.”

F. Jacob Cherian, Co-Chief Executive Officer of Anghami, commented, “We are thrilled to bring the Arab region’s most popular music streaming platforms and challenger brands to NASDAQ. This is an incredible achievement, and we look forward to reaching many more milestones in creating more original music content, expanding Anghami’s horizons and reach, and growing as a global publicly traded company.”

Anghami’s journey and milestones in the lead up to its listing on NASDAQ

In early 2021, SHUAA Capital psc. led a funding round for Anghami and made a PIPE commitment of $30 million, in addition to a $10 million commitment from Vistas Media Sponsor, LLC. SHUAA worked closely with the team to develop and secure the PIPE investment and achieve a successful listing on NASDAQ. Franklin Templeton, a leading global investment company, also came on board as one of the pre-IPO investors and invested in PIPE prior to the company’s listing.

Since announcing plans to list on NASDAQ via a business combination with Vistas Media Acquisition Company Inc. (“VMAC”), Anghami has been strengthening its business through a number of significant partnerships and initiatives spearheaded from its Abu Dhabi headquarters. These include:

●	In December 2021, Anghami launched Vibe Music Arabia, a brand-new record label dedicated to supporting the independent Arabic artist community across the GCC and Levant, and in the Kingdom of Saudi Arabia in partnership with Sony Music Middle East. The wholly independent record label will act as a creative, accelerator and educational hub to empower musicians, songwriters, producers, and content creators to tell their stories regionally and globally. This will enhance Anghami’s existing 65m international song catalogue.

●	Soon after, the company launched an enhanced interactive experience in cooperation with Amazon Alexa for Amazon Echo device users, with the development of a skill which provides users in UAE and KSA a seamless innovative experience in Arabic and in English. The skill offers Arabic speaking users in the region a seamless localized music experience in a Khaleeji Arabic dialect, enabling them to play music which fits their mood and stream their favourite podcasts using just their voice. Users are also able to listen to Quran recitals in the voice of their favourite Qari.

●	In September 2021, Anghami appointed Mary Ghobrial as Chief Operating and Strategy Officer, further strengthening the senior management team. Mary was previously Amazon’s Director of Marketplace Expansion and former CCO of SOUQ.com. Mary has deep media experience, as prior to joining Amazon she led Business Development for Prodea Systems, where she forged relationships with all major studios across Hollywood, Bollywood and across the Arab world for digital on demand rights for all new movies and original programming.

●	In August 2021, Anghami announced the launch of an innovative entertainment venue named “Anghami Lab” in the heart of Dubai to be followed by KSA’s vibrant capital Riyadh and other major cities. As part of this, Anghami has partnered with Addmind, the region’s market leader in hospitality, operating nine leading brands such as White, Iris, Clap across Dubai, Abu Dhabi, Beirut, Qatar, and London, to launch the new concept. Anghami Lab will be the first to combine both online and offline worlds, bridging digital and traditional entertainment. The venue will feature a Lounge, Stage and Studio where creators can experiment by co-creating music inspired by both Arabic and international cultures to be performed in the venue.

●	In May 2021, Anghami announced the launch of Live Radio, an innovative music and voice real-time audio experience that enables users to tune in, listen to music and interact via text messaging and audio in real time collectively. Fully developed in-house by Anghami, this is a cutting-edge social audio service that allows users to enjoy music together, sharing conversations and more.

Anghami established its global headquarters and R&D centre in Abu Dhabi in 2021, as part of a partnership with the Abu Dhabi Investment Office (ADIO). Through the AED 2 billion (USD 545 million) Innovation Programme, ADIO has provided Anghami with financial and non-financial incentives to set up at the Abu Dhabi Global Market (ADGM).

Anghami also has offices in Beirut, Dubai, Cairo, and Riyadh. In less than a decade, Anghami has worked with several local label partners to build catalogs of songs from around the region and negotiate licenses with major international labels. Today, Anghami has 72 million songs in its libraries and 75 million registered users, as well as around 40 telco partners in the MENA region. Anghami’s growth and success over the years, and especially in its three largest markets - Egypt, Saudi Arabia, and the United Arab Emirates - has catapulted the company into a driving force in shaping the music business in the Middle East and North Africa (MENA) region.

About Anghami Inc.

The first, most established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music and entertainment, creating artists, and connecting people. With its extensive eco-system of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising 72 million songs and licensed content from leading Arabic labels, independent artists, and distributors, available for 75 million registered users. Anghami also features music from major international labels such as Universal, Sony, Warner and is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day. To learn more about Anghami, please visit: https://anghami.com

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risks of delays in admitting Anghami to trading on Nasdaq; (2) the ability to meet the Nasdaq’s listing standards; (3) the outcome of any legal proceedings that may be instituted against Anghami; (4) the impact of COVID-19 on Anghami’s business and/or the ability of the parties to complete the proposed business combination; (5) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; and (8) the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties identified in Anghami’s registration statement on Form F-4 (File No. 333-260234) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 16, 2021, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Middle East Media Contacts:

Dhanya Issac / Omar Nasro, ASDA’A BCW

Dhanya.Issac@bcw-global.com / Omar.Nasro@bcw-global.com

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